AMC Mining Consultants (Canada) Ltd.
BC0767129

Suite 202, 200 Granville Street
Vancouver BC V6C 1S4
CANADA

T +1 604 669 0044
F +1 604 669 1120
E amcvancouver@amcconsultants.com
W amcconsultants.com

AMC CONSULTANTS

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Primero Mining Corp. ("Primero") for the year ended December 31, 2014, and any amendments thereto (the "Form 40-F"), I, Rodney Webster MAusIMM, MAIG., hereby consent to the use of my name in connection with the references to and summaries of scientific and technical information relating to Primero's mineral properties (collectively, the "Incorporated Information") and to the inclusion of the Incorporated Information in the Annual Information Form filed as an exhibit to the Form 40-F and incorporated by reference therein.

Yours very truly,

R. Webster.

Rodney Webster

Dated: March 31, 2015